UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Series A Preferred Share Purchase Agreement

On April 14, 2023 Pagaya Technologies Ltd. (the “Company”) entered into a Preferred Share Purchase Agreement (the “Purchase Agreement”) with Oak HC/FT Partners V, L.P., Oak HC/FT Partners V-A, L.P. and Oak HC/FT Partners V-B, L.P (together, the “Investor”) pursuant to which the Company agreed, subject to Shareholder Approval (as defined below), to issue and sell to the Investor an aggregate of 60,000,000 Series A Preferred Shares, no par value (the “Series A Preferred Shares”), at a price of $1.25 per share (subject to applicable adjustment as provided in the A&R Articles, as defined below, the “Original Issue Price”), for an aggregate purchase price of $75 million (the “Transaction”). Subject to shareholder approval of certain Amended and Restated Articles of Association of the Company (the “A&R Articles”), the Series A Preferred Shares will have the rights and preferences set forth in the A&R Articles. Pursuant to the A&R Articles, there are 80,000,000 authorized Series A Preferred Shares and the Company may issue and sell the balance of the authorized but unissued Series A Preferred Shares from time to time in the future.

The Investor is affiliated with Oak HC/FT Partners II, L.P. (“Oak”), an entity that holds approximately 12% of the Class A Ordinary Shares, no par value, of the Company (the “Class A Ordinary Shares”), and approximately 3% of the voting power of the Company as of the date of the Purchase Agreement. Mr. Dan Petrozzo, a member of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), is a partner at Oak. Following their review of applicable considerations pursuant to the Company’s policies and applicable Israeli law, the disinterested members of the Audit Committee and of the Board approved the Purchase Agreement and the exhibits, schedules and ancillary documents thereto, and the Board recommended to the shareholders of the Company to adopt the A&R Articles and approve the Transaction and the matters contemplated thereby.

Pursuant to the Purchase Agreement, the Company agreed to use commercially reasonable efforts to hold a meeting of shareholders (the “Shareholder Meeting”) as promptly as reasonably practicable to obtain shareholder approval (the “Shareholder Approval”) of (i) the adoption of the A&R Articles as required by applicable Israeli law and (ii) the Transaction and the matters contemplated thereby. The closing of the Transaction is subject to, among other things, the Company obtaining the Shareholder Approval.

Voting Agreement

In connection with the execution of the Purchase Agreement, certain shareholders of the Company entered into a voting agreement (the “Voting Agreement”) with the Company, pursuant to which such shareholders agreed to vote at a meeting of the shareholders (i) in favor of (a) the adoption of the A&R Articles and (b) any other matter reasonably necessary to the consummation of the Transaction and considered and voted upon by the shareholders of the Company, and (ii) against any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transaction.

A&R Articles

Subject to approval by the shareholders of the A&R Articles, each Series A Preferred Share will have one vote for each Class A Ordinary Share into which the Preferred Share could be converted as of the applicable record date set for the vote on any matter. The Series A Preferred Shares will vote together with the Class A Ordinary Shares and the Class B Ordinary Shares, no par value, of the Company (collectively, the “Ordinary Shares”) as a single class and not as a separate class in all shareholder meetings, except as required by law or by the A&R Articles.

Each Series A Preferred Share will be convertible into one Class A Ordinary Share, at the option of the holder thereof at any time, upon written notice to the Company and the Company’s transfer agent. In addition, at any time on or after the sixth anniversary of the issuance of the Series A Preferred Shares, and if the Series A Preferred Shares have not already been converted in accordance with the applicable provisions in the A&R Articles, if and only if so elected by the Company, all Series A Preferred Shares that remain outstanding will automatically convert, with each Series A Preferred Share then outstanding converting into the following number of Class A Ordinary Shares, based on the volume weighted average trading price of the Class A Ordinary Shares for the thirty trading days immediately preceding the date of the Company’s written notice to the holders of the Preferred Shares of its election to so automatically convert all then-outstanding Preferred Shares (“30-Day VWAP Average”) pursuant to the applicable terms specified in the A&R Articles. All shareholders of record of Series A Preferred Shares shall be sent written notice of the Company’s election to require conversion of the Series A Preferred Shares and the time of mandatory conversion, on or before the time of the designated mandatory conversion, together with all information necessary to allow the conversion. Such conversion shall occur on the fifth trading day after such notice is given.

In addition, at any time if, based on the 30-Day VWAP Average, the value of a Series A Preferred Share, on an as-converted basis, represents a return of the Original Issue Price (as defined in the A&R Articles) equal to a minimum multiple of the Original Issue Price (“MOIP”) as specified in the A&R Articles, the Company shall have the right, but not the obligation, within five trading days thereafter, to notify the holders of the then-outstanding Series A Preferred Shares of the Company’s election to automatically convert each Series A Preferred Share then outstanding into one Class A Ordinary Share without any further action by the holder thereof on the tenth trading day following the achievement of the MOIP.

Any modification to the rights, preferences or privileges of the Series A Preferred Shares will require the approval of a majority of the Series A Preferred Shares represented and voted, in person or by proxy, in a class meeting of the then-outstanding Series A Preferred Shares convened for such purpose.

The Series A Preferred Shares will have preference over the Ordinary Shares with respect to distribution of assets or available proceeds, as applicable (“Distributable Assets”), in the event of any liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving the Company upon the consummation of which holders of shares would be entitled to exchange their shares for cash, securities or other property (each, a “Liquidation Event”). Upon a Liquidation Event, the holders of Series A Preferred Shares then outstanding will be entitled to receive, before any payment is made to holders of Ordinary Shares and after payments to satisfy and discharge indebtedness, an amount per share held by them (the “Preference Amount”) equal to the greatest of:

(i) the sum of the Original Issue Price of such share plus an amount equal to 3.0% of the Original Issue Price for each full semiannual period for which such Preferred Share has been outstanding (without compounding);

(ii) the amount such holder would actually have received for each Series A Preferred Share if such Series A Preferred Share had been converted into Class A Ordinary Shares immediately prior to such Liquidation Event; or

(iii) two times the Original Issue Price.

For purposes of clause (ii), the computation will assume that (a) all Series A Preferred Shares whose conversion or assumed conversion into Class A Ordinary Shares would result in a greater distribution amount will be considered as if they have been so converted (without being required to actually convert), and (b) all other Series A Preferred Shares (i.e. whose conversion or assumed conversion would not have yielded such greater amount) will be considered as if they received the distribution amount that assumes no such conversion. In the event that the Distributable Assets are insufficient to pay in full the Preference Amount in respect of each Preferred Share then outstanding, all Distributable Assets shall be distributed on a pari passu basis among the holders of the Preferred Shares in proportion to the respective full Preference Amount otherwise payable to such holders at that time under the A&R Articles. After payment in full of the Preference Amount in respect of all Preferred Shares then outstanding, in accordance with A&R Articles, the remaining Distributable Assets, if any, shall be distributed among the holders of Ordinary Shares only (i.e. excluding any Class A Ordinary Shares deemed issued upon the conversion of any Series A Preferred Shares then outstanding that participated in the distribution pursuant to the A&R Articles, pro rata, based on the number of Class A Ordinary Shares (on an as-converted basis) held by each such holder.

General

The foregoing does not purport to be a complete description of the rights and obligations of the parties to the Purchase Agreement and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 6-K and incorporated by reference herein. The foregoing description of the terms pertaining to the Series A Preferred Shares is not complete and is qualified in its entirety by reference to the A&R Articles, a copy of which is attached as an exhibit to the Purchase Agreement. The foregoing description of the Voting Agreement is not complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 6-K and incorporated by reference herein.

Unregistered Sales of Equity Securities

The Company will issue and sell the Series A Preferred Shares in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder. In connection with its execution of the Purchase Agreement, the Investor represented to the Company that it is an “accredited investor” as defined in Regulation D under the Securities Act and that the Series A Preferred Shares to be purchased by the Investor will be acquired solely for its own account and for investment purposes and not with a view to future sale or distribution. The issuance and sale of the Series A Preferred Shares, including any Class A Ordinary Shares underlying the Series A Preferred Shares, have not been registered under the Securities Act or the securities laws of any other jurisdiction, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This Current Report on Form 6-K does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

The information in this Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8, File No. 333-265739 of the Company, to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Preferred Shares Purchase Agreement
10.2	Voting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: April 20, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer